VIA EDGAR TRANSMISSION

AND BY HAND

June 4, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director, Division of Corporate Finance

Re:                             LIN TV Corp.

Form 10-K for the year ended December 31, 2012

Filed on March 15. 2013

File No. 001-31311

LIN Television Corporation

Form 10-K for the year ended December 31, 2012

Filed on March 15. 2013

File No. 001-25206

Dear Mr. Spirgel:

Please find a response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) to LIN TV Corp. and LIN Television Corporation (collectively, the “Corporations”) (File Nos. 001-31311 and 001-25206) of May 29, 2013 with regard to the above captioned Form 10-K filed by the Corporations on March 15, 2013 (the “2012 Form 10-K”).  LIN TV Corp. is also in receipt of the Staff’s letter to LIN Media LLC, LIN TV Corp.’s wholly owned subsidiary, of May 29, 2013 with regard to its Registration Statement on Form S-4 (File No. 333-188297) and it will respond to the Staff’s comments contained therein as soon as is reasonably practicable.

Concurrently with the filing of this letter, the Corporations will physically deliver a copy of this letter to each member of the Staff referenced in your letter dated May 29, 2013. Set forth below in bold is the comment from the Staff’s letter.  Immediately below the Staff’s comment is the Corporations’ response to that comment.

Form 10-K for the Year Ended December 31, 2012

LIN TV Corp. Financial Statements for the Year Ended December 31, 2012

Note 16, Income Taxes, page F -45

1.              Please tell us why the SHV (sic) joint venture sale transaction resulted in the recognition of a tax expense of $28.4 million.

As disclosed in Note 16 to the Corporations’ audited financial statements included in the

2012 Form 10-K, a $28.4 million tax expense was recorded in the fourth quarter of 2012 relating to the Corporations’ sale of the 20.38% interest in Station Venture Holdings, LLC (“SVH”), reflecting the related incremental federal and state deferred tax liabilities in excess of those previously recorded.  Specifically, the incremental deferred tax expense represents the tax effected amount of certain nondeductible goodwill recorded at the time of the formation of SVH in 1998.

Upon formation of SVH in 1998, in determining the underlying basis differences for applying equity method accounting for the Corporations’ investment in SVH, the Corporations adopted an accounting policy (which has been consistently applied) to “look through” the outside basis difference in SVH, a partnership entity for US federal and state tax purposes, and not provide deferred taxes on any amounts related to the Corporations’ share of SVH’s nondeductible goodwill. That is, deferred taxes related to an investment in a domestic partnership are generally measured based on the difference between the financial statement amount of the investment and its tax basis (i.e., its outside tax basis); however, because a portion of the outside basis difference in the case of SVH was attributable to nondeductible goodwill, the Corporations did not record deferred taxes on such difference consistent with the general prohibition on recording deferred taxes on nondeductible goodwill in ASC 740-30-25 and an accepted accounting practice of “looking through” the investment to partnership assets (a deferred tax liability was recognized for the remaining basis difference in SVH as required under Topic 740/FAS 109).  Instead, the Corporations determined that they would record the tax effect of such item when it became apparent that such difference would reverse consistent with ASC 740-30-25-10 (formerly known as EITF 93-17) and as such, the Corporations recognized the additional outside basis tax effect in the 2012 income tax provision.

In 1998, based on SVH’s fair value at the date of formation, SVH’s nondeductible goodwill balance was approximately $390 million, of which $78.5 million was allocated to the Corporations based on its 20.38% ownership in SVH.  As such, no deferred tax liability was recorded for the $78.5 million basis difference attributable to the Corporations’ interest in the underlying book value of nondeductible goodwill at the SVH level (the tax effect of this basis difference was $28.4 million).

If you have any questions or would like to discuss the response, please do not hesitate to call Nicholas Mohamed, Vice President Controller, LIN TV Corp. or, if more convenient, contact Mr. Mohamed via e-mail (Nicholas.Mohamed@linmedia.com).

Sincerely,

/s/ Nicholas Mohamed

Nicholas Mohamed
Vice President Controller

cc:                                Glenn D. West

Partner

Weil, Gotshal & Manges LLP

P.J. Himelfarb

Partner

Weil, Gotshal & Manges LLP